FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index

1.	Press release dated November 5, 2009;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2009; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2009.

November 5, 2009
For immediate release
Quebecor Inc. Reports Consolidated Results for Third Quarter 2009
Montréal, Québec — Quebecor Inc. (“Quebecor”) today reported its consolidated financial results for the third quarter of 2009. Quebecor consolidates the financial results of its Quebecor Media Inc. subsidiary (“Quebecor Media”), in which it holds a 54.7% interest.
Highlights since end of second quarter 2009
•	Quebecor records revenues of $918.4 million, up $10.3 million (1.1%) from third quarter 2008.

•	Operating income[1]: up $23.6 million (8.5%) to $301.0 million.

•	Net income: $69.4 million ($1.08 per basic share), up $23.7 million ($0.37 per basic share) or 51.9% from $45.7 million ($0.71 per basic share) in the same period of 2008.

•	Adjusted income from continuing operating activities[2]: $52.9 million ($0.82 per basic share), up $10.4 million ($0.16 per basic share), or 24.5%, from $42.5 million ($0.66 per basic share) in the same period of 2008.

•	Telecommunications segment: operating income up $34.7 million (17.3%). Customer growth in third quarter 2009: +44,300 for cable telephone service, +35,500 for cable Internet access, +27,100 for cable television service (including 52,100-customer increase for illico Digital TV), +6,300 activated phones for wireless telephone service.

•	illico Digital TV service provided by Videotron Ltd. (“Videotron”) passes million-subscriber mark.

•	Restructuring and other cost-reduction initiatives in News Media segment generate estimated savings of $45.0 million in first nine months of 2009.
“Quebecor’s results trended strongly upward in the third quarter of 2009 with a 51.9% increase in net income to $69.4 million, or $1.08 per basic share,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Videotron again posted a significant increase in operating income, reflecting customer growth for all its services for the 17th consecutive quarter. At the same time, Videotron is pressing ahead with its advanced wireless services network project. As of September 30, 2009, all service and switching platforms had been installed, as well as the interconnections with Videotron’s existing network. The build-out of antenna sites is proceeding on schedule. For nearly 60% of these sites, leases have been signed or tower-sharing requests accepted and the equipment is being installed. Meanwhile, in the News Media segment, cost-cutting efforts continued to pay off. Total year-to-date savings generated by these initiatives are estimated at $45.0 million.”

[1]	See “Operating income” under “Definitions.”

[2]	See “Adjusted income from continuing operations” under “Definitions.”

Table 1
Quebecor third quarter financial highlights, 2005-2009
(in millions of Canadian dollars, except per share data)

	2009	2008	2007	2006	2005

Revenues	$918.4	$908.1	$834.6	$718.6	$649.1
Operating income[1]	301.0	277.4	256.9	191.9	173.7
Income from continuing operations	67.8	45.7	80.5	27.2	14.8
Net income (loss)	69.4	45.7	(35.0)	33.6	22.2
Adjusted income from continuing operating activities[2]	52.9	42.5	42.3	25.4	17.1
Per share data:
Income from continuing operations	1.06	0.71	1.25	0.42	0.23
Net income (loss)	1.08	0.71	(0.54)	0.52	0.35
Adjusted income from continuing operating activities[2]	0.82	0.66	0.66	0.40	0.27

[1]	See “Operating income” under “Definitions.”

[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
Analysis of third quarter 2009 results
•	Quebecor’s revenues increased $10.3 million (1.1%) to $918.4 million.
•	Revenues increased in the following segments: Telecommunications (by $50.8 million or 11.2% of segment revenues) mainly because of customer growth for all services, and in Leisure and Entertainment ($4.8 million or 6.4%).

•	Revenues decreased in News Media ($41.6 million or -14.7%) due essentially to lower advertising revenues, Broadcasting ($3.1 million or -3.4%) and Interactive Technologies and Communications ($0.4 million or -1.9%).
•	Operating income increased $23.6 million (8.5%) to $301.0 million, due primarily to an increase in the Telecommunications segment ($34.7 million or 17.3% of segment operating income). Operating income rose $3.2 million (36.8%) in the Leisure and Entertainment segment and decreased $7.7 million (-14.6%) in News Media.

•	Quebecor’s net income totalled $69.4 million ($1.08 per basic share), compared with $45.7 million ($0.71 per basic share) in the same period of 2008, an increase of $23.7 million ($0.37 per basic share) or 51.9%.

•	The increase was mainly due to:
•	$26.7 million favourable variance in gain on valuation and translation of financial instruments resulting primarily from the fluctuation in the fair value of early settlement options;

•	$23.6 million increase in operating income;

•	$8.1 million decrease in financial expenses.
Partially offset by:
•	$21.7 million increase in non-controlling interest;

•	$9.7 million increase in amortization charge;

•	$3.0 million increase in income tax expense.
•	Adjusted income from continuing operating activities: $52.9 million in the third quarter of 2009 ($0.82 per basic share), compared with $42.5 million ($0.66 per basic share) in the same period of 2008, an increase of $10.4 million ($0.16 per basic share) or 24.5%.

Analysis of year-to-date operating results
•	Quebecor’s revenues totalled $2.75 billion, an increase of $26.5 million (1.0%).
•	Revenues increased in the following segments: Telecommunications (by $137.6 million or 10.3% of segment revenues), Leisure and Entertainment ($10.8 million or 5.4%), Interactive Technologies and Communications ($1.9 million or 2.9%) and Broadcasting ($0.7 million or 0.2%).

•	Revenues decreased in News Media (by $123.7 million or -14.1%).
•	Operating income increased $78.1 million (9.6%) to $889.1 million, due primarily to an increase in the Telecommunications segment ($112.2 million or 19.4% of segment operating income). Operating income decreased in News Media (by $42.1 million or -24.4%).

The increase in operating income includes an $18.0 million favourable variance (including $13.9 million in the Telecommunications segment and $4.1 million in the Broadcasting segment) related to recognition during the first nine months of 2008 of a retroactive provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fees (“Part II fees”).

•	Quebecor’s net income was $203.9 million ($3.17 per basic share), compared with $531.6 million ($8.27 per basic share) in the same period of 2008.

•	Favourable variances in the following items:
•	$78.1 million increase in operating income;

•	$38.2 million decrease in financial expenses;

•	$15.4 million decrease in income tax expense;

•	$13.7 million favourable variance in gain on valuation and translation of financial instruments;
were outweighed by:
•	recognition in first quarter of 2008 of income from discontinued operations in the amount of $383.3 million, compared with $1.6 million in the third quarter of 2009;

•	$51.2 million increase in non-controlling interest;

•	$22.8 million increase in amortization charge;

•	recognition of a $13.6 million non-cash impairment charge for goodwill and intangible assets during the first nine months of 2009.
•	Adjusted income from continuing operating activities: $152.3 million for the first nine months of 2009 ($2.37 per basic share), compared with $118.6 million ($1.85 per basic share) in the same period of 2008, an increase of $33.7 million ($0.52 per basic share) or 28.4%.
Event after end of third quarter 2009
With respect to the Part II fees payable to the CRTC, Videotron and TVA Group Inc. (“TVA Group”) agreed on an out-of-court settlement on October 7, 2009 whereby they withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, Quebecor will reverse in the fourth quarter of 2009 provisions totalling $42.8 million for unpaid Part II fees as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II fees for periods subsequent to August 31, 2009. To date, however, the current regulatory rate remains applicable to Quebecor and will continue to apply until such time as it is amended by the CRTC.

Dividends
On November 4, 2009, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on December 15, 2009 to shareholders of record at the close of business on November 20, 2009. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.
Detailed financial information
For a detailed analysis of Quebecor’s results for the third quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Quebecor’s website at <http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx> or from the SEDAR filing service at <http://www.sedar.com>.
Conference call for investors and webcast
Quebecor will hold a conference call to discuss the third quarter 2009 results of Quebecor and Quebecor Media on November 5, 2009, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 77467#. A tape recording of the call will be available from November 5 to December 5, 2009 by dialling 1 877 293-8133, access code 975898#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/InvestorCenter/QIConferenceCall.aspx>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms, or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section in Quebecor’s Management Discussion and Analysis for the year ended December 31, 2008.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 5, 2009, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.
The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Quebecor Media Network, provider of flyer printing and distribution services; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.

Information:

Jean-François Pruneau Vice President, Finance 514 380-4144	Isabelle Dessureault Vice President, Public Affairs 514 380-7501

DEFINITIONS
Operating income
In its analysis of operating results, Quebecor defines operating income or loss, as reconciled to net income under Canadian generally accepted accounting principles (“Canadian GAAP”), as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill and intangible assets, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. Quebecor uses operating income in order to assess the performance of its investment in Quebecor Media. Quebecor’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of Quebecor’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor and its segments. Operating income is also relevant because it is a significant component of Quebecor’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in Quebecor’s segments. Quebecor also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures such as operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which Quebecor is engaged. Quebecor’s definition of operating income may not be identical to similarly titled measures reported by other companies.
Table 2 below reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Table 2
Reconciliation of the operating income measure used in this press release to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30

	2009	2008	2009	2008

Operating income:
Telecommunications	$235.7	$201.0	$692.0	$579.8
News Media	44.9	52.6	130.2	172.3
Broadcasting	10.3	10.8	47.8	43.5
Leisure and Entertainment	11.9	8.7	17.5	9.2
Interactive Technologies and Communications	1.0	1.0	2.7	2.1
Head Office	(2.8)	3.3	(1.1)	4.1

	301.0	277.4	889.1	811.0
Amortization	(86.8)	(77.1)	(257.2)	(234.4)
Financial expenses	(65.9)	(74.0)	(188.8)	(227.0)
Gain on valuation and translation of financial instruments	31.1	4.4	57.3	43.6
Restructuring of operations and other special items	(3.9)	(2.0)	(8.1)	(4.3)
Impairment of goodwill and intangible assets	—	—	(13.6)	—
Income tax	(41.8)	(38.8)	(94.1)	(109.5)
Non-controlling interest	(65.9)	(44.2)	(182.3)	(131.1)
Income from discontinued operations	1.6	—	1.6	383.3

Net income	$69.4	$45.7	$203.9	$531.6

Adjusted income from continuing operating activities
Quebecor defines adjusted income from continuing operating activities, as reconciled to net income under Canadian GAAP, as net income before gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill and intangible assets, and the results of discontinued operations, net of income tax and non-controlling interest. Adjusted income from continuing operating activities as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operating activities is a meaningful measure that provides an indication of the long-term profitability of Quebecor’s operating activities by eliminating the impact of unusual or one-time items. Quebecor’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.
Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income measure used in the consolidated financial statements of Quebecor.

Table 3
Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30

	2009	2008	2009	2008

Adjusted income from continuing operating activities	$52.9	$42.5	$152.3	$118.6
Gain on valuation and translation of financial instruments	31.0	4.4	57.3	43.6
Restructuring of operations and other special items	(3.9)	(2.0)	(8.1)	(4.3)
Impairment of goodwill and intangible assets	—	—	(13.6)	—
Income tax related to adjustments[1]	0.2	2.6	35.2	(3.5)
Non-controlling interest related to adjustments	(12.4)	(1.8)	(20.8)	(6.1)
Income from discontinued operations	1.6	—	1.6	383.3

Net income	$69.4	$45.7	$203.9	$531.6

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.
Average Monthly Revenue per User
ARPU is an industry metric that Quebecor uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP and Quebecor’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. Quebecor calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2009	2008	2009	2008
	(restated)		(restated)

Revenues

Telecommunications	$503.4	$452.6	$1,468.3	$1,330.7
News Media	241.5	283.1	755.7	879.4
Broadcasting	89.2	92.3	310.5	309.8
Leisure and Entertainment	80.0	75.2	212.3	201.5
Interactive Technologies and Communications	21.2	21.6	67.5	65.6
Head Office and inter-segment	(16.9)	(16.7)	(60.3)	(59.5)

	918.4	908.1	2,754.0	2,727.5

Cost of sales and selling and administrative expenses	617.4	630.7	1,864.9	1,916.5
Amortization	86.8	77.1	257.2	234.4
Financial expenses	65.9	74.0	188.8	227.0
Gain on valuation and translation of financial instruments	(31.1)	(4.4)	(57.3)	(43.6)
Restructuring of operations and other special items	3.9	2.0	8.1	4.3
Impairment of goodwill and intangible assets	—	—	13.6	—

Income before income taxes and non-controlling interest	175.5	128.7	478.7	388.9

Income taxes:
Current	7.6	(1.1)	14.2	1.2
Future	34.2	39.9	79.9	108.3

	41.8	38.8	94.1	109.5

	133.7	89.9	384.6	279.4
Non-controlling interest	(65.9)	(44.2)	(182.3)	(131.1)

Income from continuing operations	67.8	45.7	202.3	148.3
Income from discontinued operations	1.6	—	1.6	383.3

Net income	$69.4	$45.7	$203.9	$531.6

Earnings per share
Basic
From continuing operations	$1.06	$0.71	$3.15	$2.31
From discontinued operations	0.02	—	0.02	5.96
Net income	1.08	0.71	3.17	8.27
Diluted
From continuing operations	$1.05	$0.71	$3.14	$2.30
From discontinued operations	0.02	—	0.02	5.96
Net income	1.07	0.71	3.16	8.27

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3
Weighted average number of diluted shares (in millions)	64.6	64.4	64.6	64.4

1

QUEBECOR INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2009	2008	2009	2008
	(restated)		(restated)

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$235.7	$201.0	$692.0	$579.8
News Media	44.9	52.6	130.2	172.3
Broadcasting	10.3	10.8	47.8	43.5
Leisure and Entertainment	11.9	8.7	17.5	9.2
Interactive Technologies and Communications	1.0	1.0	2.7	2.1
Head Office	(2.8)	3.3	(1.1)	4.1

	$301.0	$277.4	$889.1	$811.0

Amortization
Telecommunications	$63.1	$56.8	$187.2	$169.5
News Media	15.8	13.3	45.7	45.2
Broadcasting	3.6	3.6	10.7	10.2
Leisure and Entertainment	2.2	2.1	7.0	5.8
Interactive Technologies and Communications	0.9	1.0	3.1	2.9
Head Office	1.2	0.3	3.5	0.8

	$86.8	$77.1	$257.2	$234.4

Additions to property, plant and equipment
Telecommunications	$114.1	$82.1	$318.0	$265.3
News Media	3.4	20.8	20.2	63.8
Broadcasting	4.3	7.3	12.8	12.9
Leisure and Entertainment	0.4	1.9	1.5	5.6
Interactive Technologies and Communications	0.4	1.2	2.6	2.6
Head Office	0.6	2.7	2.6	10.1

	$123.2	$116.0	$357.7	$360.3

Additions to intangible assets
Telecommunications	$23.8	$568.2	$68.8	$587.1
News Media	6.7	5.9	9.5	9.2
Broadcasting	1.2	0.7	4.1	2.5
Leisure and Entertainment	1.0	2.5	3.4	5.3
Interactive Technologies and Communications	0.2	—	0.2	—

	$32.9	$577.3	$86.0	$604.1

Externally acquired intangible assets	$22.2	$562.4	$52.2	$571.9
Internally generated intangible assets	10.7	14.9	33.8	32.2

	$32.9	$577.3	$86.0	$604.1

2

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2009	2008	2009	2008
	(restated)		(restated)

Net income	$69.4	$45.7	$203.9	$531.6

Other comprehensive income, net of income taxes and non-controlling interest:
Unrealized (loss) gain on translation of net investments in foreign operations	(0.3)	(0.5)	(1.1)	0.7
Gain (loss) on valuation of derivative financial instruments	16.3	15.5	27.4	(6.6)
Reclassification to income of other comprehensive loss related to discontinued operations	—	—	—	326.5

	16.0	15.0	26.3	320.6

Comprehensive income	$85.4	$60.7	$230.2	$852.2

3

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Total
(in millions of Canadian dollars)		Contributed	Retained	Accumulated other	shareholders’
(unaudited)	Capital stock	surplus	earnings	comprehensive loss	equity

Balance as of December 31, 2007, as previously reported	$346.6	$—	$391.5	$(321.8)	$416.3
Cumulative effect of changes in accounting policies	—	—	(1.3)	—	(1.3)

Balance as of December 31, 2007, as restated	346.6	—	390.2	(321.8)	415.0
Net income	—	—	531.6	—	531.6
Dividends	—	—	(9.6)	—	(9.6)
Other comprehensive income	—	—	—	320.6	320.6

Balance as of September 30, 2008, as restated	346.6	—	912.2	(1.2)	1,257.6
Net loss	—	—	(343.6)	—	(343.6)
Dividends	—	—	(3.3)	—	(3.3)
Other comprehensive loss	—	—	—	(26.3)	(26.3)

Balance as of December 31, 2008, as restated	346.6	—	565.3	(27.5)	884.4
Net income	—	—	203.9	—	203.9
Dividends	—	—	(9.6)	—	(9.6)
Related party transactions	—	4.8	—	—	4.8
Other comprehensive income	—	—	—	26.3	26.3

Balance as of September 30, 2009	$346.6	$4.8	$759.6	$(1.2)	$1,109.8

4

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2009	2008	2009	2008
		(restated)		(restated)

Cash flows related to operations
Income from continuing operations	$67.8	$45.7	$202.3	$148.3
Adjustments for:
Amortization of property, plant and equipment	73.8	67.2	220.3	205.3
Amortization of intangible assets and other assets	13.0	9.9	36.9	29.1
Impairment of goodwill and intangible assets	—	—	13.6	—
Gain on valuation and translation of financial instruments	(31.1)	(4.4)	(57.3)	(43.6)
Amortization of financing costs and long-term debt discount	2.7	2.4	7.5	6.7
Future income taxes	34.2	39.9	79.9	108.3
Non-controlling interest	65.9	44.2	182.3	131.1
Other	2.9	(2.2)	0.8	(0.1)

	229.2	202.7	686.3	585.1
Net change in non-cash balances related to operations	50.7	38.5	(74.1)	(118.8)

Cash flows provided by continuing operations	279.9	241.2	612.2	466.3
Cash flows provided by discontinued operations	—	—	—	20.5

Cash flows provided by operations	279.9	241.2	612.2	486.8

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(2.1)	(8.2)	(4.6)	(146.7)
Business disposals, net of cash and cash equivalents	1.3	0.4	12.7	1.6
Additions to property, plant and equipment	(123.2)	(116.0)	(357.7)	(360.3)
Additions to intangible assets	(32.9)	(577.3)	(86.0)	(604.1)
Decrease in cash and cash equivalents in trust	—	218.0	—	—
Other	0.9	1.7	1.9	0.8

Cash flows used in continuing investing activities	(156.0)	(481.4)	(433.7)	(1,108.7)
Cash flows used in discontinued investing activities and cash and cash equivalents of WCP at the date of deconsolidation	—	—	—	(117.7)

Cash flows used in investing activities	(156.0)	(481.4)	(433.7)	(1,226.4)

Cash flows related to financing activities
Net increase in bank indebtedness	2.9	0.7	14.6	23.8
Issuance of long-term debt, net of financing fees	—	13.8	325.5	463.6
Net borrowings (repayments) under revolving bank facilities	7.9	245.7	(214.0)	190.9
Repayments of long-term debt	(13.0)	(8.4)	(36.9)	(21.3)
Dividends	(3.2)	(3.2)	(9.6)	(9.6)
Dividends paid to non-controlling shareholders	(9.1)	(12.2)	(27.4)	(13.7)
Other	0.1	0.1	0.1	2.7

Cash flows (used in) provided by continuing financing activities	(14.4)	236.5	52.3	636.4
Cash flows provided by discontinued financing activities	—	—	—	37.3

Cash flows (used in) provided by financing activities	(14.4)	236.5	52.3	673.7

Net increase (decrease) in cash and cash equivalents	109.5	(3.7)	230.8	(65.9)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.2)	1.3	(0.6)	1.5
Cash and cash equivalents at beginning of period	130.9	4.5	10.0	66.5

Cash and cash equivalents at end of period	$240.2	$2.1	$240.2	$2.1

Cash and cash equivalents consist of
Cash	$63.1	$1.2	$63.1	$1.2
Cash equivalents	177.1	0.9	177.1	0.9

	$240.2	$2.1	$240.2	$2.1

Continuing operations
Cash interest payments	$38.7	$56.1	$189.9	$200.1
Cash income tax payments (net of refunds)	4.3	3.7	13.1	19.9

5

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	September 30 2009	December 31 2008
		(restated)

Assets

Current assets
Cash and cash equivalents	$240.2	$10.0
Cash and cash equivalents in trust	5.3	5.3
Accounts receivable	450.3	484.6
Income taxes	2.3	9.4
Inventories and programs, broadcast and distribution rights	192.7	189.3
Prepaid expenses	40.2	31.5
Future income taxes	61.5	115.2

	992.5	845.3

Property, plant and equipment	2,388.4	2,272.9
Intangible assets	1,027.5	985.9
Derivative financial instruments	106.0	317.9
Other assets	119.2	105.9
Future income taxes	11.3	12.3
Goodwill	3,506.2	3,516.7

	$8,151.1	$8,056.9

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$26.9	$12.3
Accounts payable and accrued charges	674.5	788.6
Deferred revenues	229.2	224.0
Income taxes	7.5	9.8
Current portion of long-term debt	153.5	42.3

	1,091.6	1,077.0

Long-term debt	3,863.4	4,407.1
Derivative financial instruments	344.7	117.3
Exchangeable debentures and other liabilities	125.8	117.0
Future income taxes	460.0	469.1
Non-controlling interest	1,155.8	985.0

Shareholders’ equity
Capital stock	346.6	346.6
Contributed surplus	4.8	—
Retained earnings	759.6	565.3
Accumulated other comprehensive loss	(1.2)	(27.5)

	1,109.8	884.4

	$8,151.1	$8,056.9

6

Supplementary Disclosure
Quarter / 9-Month Period
Ended September 30, 2009
For additional information, please contact
Jean-François Pruneau, Vice-president, Finance, at 514 380-4144
Investor.relations@Quebecor.com

QUEBECOR INC.
Supplementary Disclosure
September 30, 2009
Earnings per Share

	3rd Quarter		YTD
	2009	2008	2009	2008
Earnings per share (basic)	$1.08	$0.71	$3.17	$8.27

Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unsual items and impairment of goodwill and intangible assets	$0.82	$0.66	$2.37	$1.85
Reconciliation of earnings per share

	3rd Quarter		YTD
	2009	2008	2009	2008

Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unsual items and impairment of goodwill and intangible assets	$0.82	$0.66	$2.37	$1.85

Discontinued operations	0.02	—	0.02	5.96
Other adjusments[1]:
Unusual items and impairment of goodwill and intangible assets	(0.02)	(0.01)	0.09	0.06
Gain (loss) on valuation and translation of financial instruments	0.26	0.06	0.69	0.40

Total — Discontinued operations & other adjustments	0.26	0.05	0.80	6.42

Reported earnings per share (basic)	$1.08	$0.71	$3.17	$8.27

[1]	After taxes and non-controlling interest.

QUEBECOR INC.
Supplementary Disclosure
September 30, 2009
Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2010 (availability: $191.5)		$88.6
Other debts		39.6

		$128.2

Quebecor Media Inc.
Revolving credit facility due in 2011 (availability: $100)		—
Export financing due in 2015		$63.7
Term loan “A” due in 2011		74.6
Term loan “B” due in 2013		368.7
7 3/4% Senior Notes due in 2016		1,297.9

		1,804.9

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
6 7/8% Senior Notes due in 2014		702.5
6 3/8% Senior Notes due in 2015		186.8
9 1/8% Senior Notes due in 2018		755.0

		1,644.3

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		38.4
7 5/8% Senior Notes due in 2013		222.2

		260.6

Osprey Media Publishing Inc.
Revolving credit facility due in 2011 (availability: $65)		—
Term loan due in 2011		125.3

		125.3

TVA Group Inc. and its subsidiaries		89.9

Other debts		23.2

Total Quebecor Media Inc.		$3,948.2

TOTAL DEBT		$4,076.4

Exchangeable debentures — QI1		2.7
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) — QI2		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) — QMI[2]		280.6

Cash and cash equivalents:
Quebecor Inc.		5.3
Quebecor Media Inc.		240.2
Videotron Ltd.	$171.5
Sun Media Corporation	57.2
Osprey Media Publishing Inc.	3.5
Quebecor Media Parent	7.0
Other (subsidiaries not 100% owned)	1.0

		$245.5

[1]	Recorded at fair market value.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS
Supplementary Disclosure
September 30, 2009
Operating Results

	2009			2008
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Homes Passed (‘000)	2,574	2,563	2,552	2,543	2,532
Basic Subscribers (‘000)	1,760	1,733	1,729	1,716	1,692
Basic Penetration	68.4%	67.6%	67.8%	67.5%	66.8%
Extended Tier Subscribers (‘000)	1,542	1,510	1,503	1,484	1,451
Extended Tier Penetration	87.6%	87.1%	86.9%	86.5%	85.8%
Digital Set-Top Boxes (‘000)	1,400	1,317	1,271	1,210	1,121
Digital Subscribers (‘000)	1,042	990	963	927	877
Digital Penetration	59.2%	57.1%	55.7%	54.0%	51.8%
Cable Internet Subscribers (‘000)	1,145	1,110	1,089	1,064	1,031
Cable Internet Penetration	65.1%	64.1%	63.0%	62.0%	61.0%
Cable Telephony Subscribers (‘000)	979	935	891	852	798
Cable Telephony Penetration	55.6%	54.0%	51.5%	49.7%	47.2%
Wireless Lines (‘000)	80	73	68	63	59

	3rd Quarter			YTD
(in millions)	2009	2008	VAR	2009	2008	VAR

Revenues	$503.4	$452.6	11.2%	$1,468.3	$1,330.7	10.3%
Cable Television	218.7	203.0	7.7%	646.8	601.8	7.5%
Internet	144.7	123.3	17.4%	421.9	367.5	14.8%
Telephony	90.9	72.7	25.0%	259.5	207.6	25.0%
Wireless Telephony	11.0	8.2	34.1%	30.1	23.1	30.3%
Business Solution	14.6	14.4	1.4%	43.7	48.0	-9.0%
Other	23.5	31.0	-24.2%	66.3	82.7	-19.8%

EBITDA	$235.7	$201.0	17.3%	$692.0	$579.8	19.4%
EBITDA Margin (%)	46.8%	44.4%		47.1%	43.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$35.9	$31.4		$90.0	$89.3
Scalable Infrastructure	37.1	21.5		100.7	73.3
Line Extensions	18.1	7.8		40.1	33.5
Upgrade / Rebuild	16.4	13.7		60.8	36.0
Support Capital	20.5	17.2		66.8	60.7

Total — NCTA Classification	$128.0	$91.6	39.7%	$358.4	$292.8	22.4%
Other	9.9	558.7		28.4	559.6

Total	$137.9	$650.3	-78.8%	$386.8	$852.4	-54.6%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$41.76	$40.38		$41.45	$40.29
Total ARPU	$88.85	$81.01		$87.04	$80.33

NEWS MEDIA
Supplementary Disclosure
September 30, 2009
Operating Results

	3rd Quarter			YTD
	2009	2008	VAR	2009	2008	VAR
Linage (‘000)
Urban Dailies	36,208	41,168	-12.0%	107,538	125,217	-14.1%

(in millions)
Revenues	$241.5	$283.1	-14.7%	$755.7	$879.4	-14.1%
Advertising	178.8	222.3	-19.6%	566.1	687.2	-17.6%
Circulation	45.4	46.5	-2.4%	137.8	139.2	-1.0%
Other	17.3	14.3	21.0%	51.8	53.0	-2.3%

Urban Dailies	$136.7	$158.3	-13.6%	$420.2	$484.1	-13.2%
Community Newspapers	98.3	125.3	-21.5%	311.2	383.6	-18.9%
Other	43.2	48.9	-11.7%	138.3	132.8	4.1%
Eliminations	(36.7)	(49.4)	n.m.	(114.0)	(121.1)	n.m.

EBITDA	$44.9	$52.6	-14.6%	$130.2	$172.3	-24.4%
EBITDA Margin (%)	18.6%	18.6%		17.2%	19.6%

Change in Newsprint Expense			-40.1%			-17.2%

QUEBECOR INC.
Supplementary Disclosure
September 30, 2009
Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.
Supplementary Disclosure
September 30, 2009
Note to Investors
Note to Investors
Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.
Detailed Financial Information
For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.
Non-GAAP Financial Measures
The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income (EBITDA), adjusted income from continuing operating activities, cash flows from segment operations, free cash flows from operations and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our third quarter of 2009 Management Discussion and Analysis under “Non-GAAP Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with GAAP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
/s/ Claudine Tremblay
By:	Claudine Tremblay
Vice-President and Secretary
Date: November 5, 2009